Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-52892

                                   Prospectus

                                1,000,000 Shares


                                ECOS Group, Inc.


                                  Common Stock

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         This prospectus relates to the resale of 1,000,000 shares of our common stock by the selling shareholder identified in the table on page 5 of this prospectus. The common stock was originally issued to the selling shareholder as consideration for its agreement to make a $250,000 loan to us evidenced by a convertible promissory note. We will not receive any proceeds from the sale of the shares of common stock offered through this prospectus.

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         Our common stock is listed on the Over the Counter Bulletin Board under the symbol "ECOS.OB". On April 16, 2001, the closing sale price of our common stock was $.04 per share.

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         Investing in our common stock involves risks. See "Risk Factors" beginning on page 2 of this prospectus.

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         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.


                              Dated May 7, 2001

                                Table of Contents

                                                                                         Page

Where You Can Find More Information .....................................................   i
Information Incorporated by Reference ...................................................   i
Disclosure Regarding Forward-Looking Statements ......................................... iii
Prospectus Summary ......................................................................   1
Risk Factors ............................................................................   2
Use of Proceeds .........................................................................   5
Selling Shareholder .....................................................................   5
Plan of Distribution ....................................................................   6
Description of Securities to be Registered ..............................................   7
Transfer Agent and Registration .........................................................   7
Legal Matters ...........................................................................   8
Experts .................................................................................   8

                       Where You Can Find More Information

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our SEC filings over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy documents at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

         We have filed with the Commission a registration statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act") to register with the Commission the shares of common stock described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement.

                      Information Incorporated by Reference

         The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

         We incorporate by reference into this prospectus the following documents filed by us with the Commission. You should consider each document incorporated by reference an important part of this prospectus:


Commission Filing (File No. 000-16322)                                   Period Covered or Date of Filing
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Annual Report on Form 10-KSB.........................................    Year ended March 31, 2000

Quarterly Reports on Form 10-QSB.....................................    Quarter ended June 30, 2000,
                                                                         September 30, 2000 and
                                                                         December 31, 2000

         We are delivering along with this prospectus a copy of our most recent Annual Report on Form 10-KSB and Quarterly Report on Form 10-QSB. You may request a copy of each of our other filings that we are incorporating by reference in this prospectus, but are not delivering with this prospectus, at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

                                ECOS Group, Inc.
                          14505 Commerce Way, Suite 400
                           Miami Lakes, Florida 33106
                              Phone: (305) 374-8300
                               Fax: (305) 374-7555

         Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.

         We are not making an offer to sell these shares of common stock in any jurisdiction where the offer or sale is not permitted.

                 Disclosure Regarding Forward-Looking Statements

         This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Discussions containing forward-looking statements may be found in the material set forth in this section and under "Prospectus Summary," "Risk Factors" and in the prospectus generally. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements regarding:

         o our expectation that demand for asbestos services will continue to decline;

         o our expectation that the construction/demolition/electrical practice area will be our primary source of significant internal growth during fiscal year 2001;

         o        our ability to control our expenditures during fiscal year
                  2001;

         o our estimates of the manner in which we will fund our current operations and our ability to fund our current operations through March 31, 2001; and

         o our ability to experience sustained and profitable revenue growth in the future.

                  These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

         o changes in legislative enforcement and direction with respect to or affecting the asbestos/indoor air quality, hazardous substances, and construction/demolition/electrical practice areas;

         o        natural disasters such as hurricanes and tornadoes;

         o        unanticipated delays in contract execution;

         o        sudden loss of key personnel;

         o changes with respect to our competitors or the market for environmental consulting, testing and engineering specifically; and

         o decisions by our lenders to demand the repayment of our indebtedness.

                               Prospectus Summary

         In this prospectus, "ECOS," "we," "us" and "our" refer to ECOS Group, Inc. and its subsidiary. We are engaged, through our wholly-owned subsidiary, Evans Environmental and Geological Science and Management, Inc. ("EE&G") in environmental consulting and other environmental related services. EE&G is a regional supplier of environmental and engineering consulting and testing services to both private clients and government clients. Within the broad scope of environmental consulting, testing and engineering services, EE&G offers specialized services in three practice areas: (i) asbestos/indoor air quality;
(ii) hazardous substances; and (iii) construction/demolition/electrical. We continue to focus on the growth and maintenance of EE&G, while continuing to explore a variety of merger and acquisition opportunities as a means of increasing our growth rate. We began transitioning our operations at the beginning of this fiscal year with the establishment of the construction/demolition/electrical practice and the combination of the asbestos and indoor air quality practice. We believe that the construction/demolition/electrical practice will be the primary source of significant internal growth during this fiscal year. The Company anticipates that the asbestos market will continue to gradually weaken.

         For the fiscal year ended March 31, 2000, we had revenue of $5,042,353 and net income of $766,206. For the three months ended December 31, 2000, we had revenues of $1,229,077 and net income of $5,569. For the nine months ended December 31, 2000, we had revenues of $4,033,017 and net income of $117,592.

                           Principal Executive Offices

         Our principal executive offices are located at 14505 Commerce Way, Suite 400, Miami Lakes, Florida, our telephone number is (305) 374-8300. We were founded in 1993 and incorporated in Florida in 2000.

                                  Risk Factors


Developing the construction/demolition/electrical practice may strain our resources and cause us to seek additional financing.

         The development of the construction/demolition/electrical practice has, over the last year, proven to be a cash intensive effort. This type of work typically requires significant cash expenditures at the outset of a project that may not be recouped until collection on the final invoice for that project some time later. The rapid expansion of the construction/demolition/electrical practice has significantly impacted the overall cash flow of our operations. We have obtained a small line of credit for short-term cash flow difficulties in order to allow us to approach larger, potentially more lucrative projects. We may have to request an increase to this line of credit or seek additional financing.

The decline in the demand for asbestos services may negatively affect our business.

         We expect that the asbestos market will continue to gradually weaken. The decline in the demand for asbestos services could lead to a decrease in our revenues. We anticipate that the revenues from the construction/demolition/electrical practice will offset any decrease in our revenues, resulting from the decline in demand for asbestos services, and will increase our total revenues. We cannot assure you that this will be the result.

Our business is dependent on environmental regulations and government enforcement and funding of these regulations.

         The demand for environmental consulting, testing, management and remediation services, as well as their nature and performance has substantially benefited from the existence and enforcement of federal, state and local environmental regulation. The nature and extent of future regulatory enforcement and funding as well as any amendments to federal, state and local environmental regulation, and their impact on the demand for our services, cannot be predicted. There can be no assurance that changes in the environmental regulations or the level of governmental enforcement and funding of these regulations will not have a material adverse effect on our business.

We may need to seek additional financing to fund our business plan.

         Our business strategy contemplates substantial capital expenditures. We intend to continue to fund our current operations from a combination of cash on hand, cash generated from operations, cost savings generated from continued cost reduction measures, potential increased sales, as well as the procurement of additional financing, as to which no assurance can be given. These sources of capital are expected to fund our current operations through March 31, 2001. We believe that we can experience sustained and profitable revenue growth in the future, although no assurances can be given. However, if we do not continue with our current rate of profitability, or we cannot obtain alternative sources of financing, there would be a material adverse effect on our financial condition, operations and business prospects. We have no arrangements in place for alternative sources of financing, and no assurance can be given that such financing will be available at all or on terms acceptable to us.

Our dependence on our subsidiary for cash flow may negatively affect our business.

         We are a holding company with no business operations of our own. Our dependence on our subsidiary, EE&G, for cash flow may have a material adverse effect on our operations. Our only significant asset is and is expected to be the outstanding capital stock of EE&G. Accordingly, our only source of cash to pay our obligations is distributions from our subsidiary of its net earnings and cash flow. We currently expect that the earnings and cash flow of our subsidiary will be retained and used by it in their operations. Even if our subsidiary determined to make a distribution to us, applicable state law may not permit these dividends or distributions.

The environmental, engineering consulting and testing services industry is very competitive and we may not attract sufficient customers to meet our business plan.

         We operate in a highly competitive and volatile industry in which many companies have greater resources and facilities than we do. In addition, numerous independent operators can collaborate with other companies to provide similar services. We may not be able to attract or retain sufficient customers needing environmental, engineering consulting and testing services.

If we are unable to merge with or acquire other environmental companies, our business plan may be negatively affected.

         We continue to explore a variety of merger and acquisition opportunities as a means of increasing our growth rate, revenue stream and shareholder value. There is no assurance that we will be able to enter into a merger or acquisition transaction in the foreseeable future.

Our stock price is volatile.

         The market price for our common stock has been and may continue to be volatile and may be affected by a number of factors, including the announcement of acquisitions or other developments by us or our competitors, quarterly variations in our or competitor's results of operations, changes in earnings estimates or recommendations by securities analysts, developments in the environmental industry, sales of a substantial number of shares of our common stock in the public market, general market conditions, general economic conditions and other factors. Some of these factors may be beyond our control or may be unrelated to our results of operations or financial condition. Historically, the market price of the common stock has been volatile. Such factors may lead to further volatility in the market price of our common stock. Our stock price has fluctuated from $0.0312 during the quarter ended December 31, 1999 to $.2344 during the quarter ended December 31, 2000. Our stock price was $.04 as of April 16, 2001.

We may have to reimburse funders for costs of remediation work under the Florida Inland Protection Trust Fund if the State of Florida fails to reimburse them.

         We provide environmental consulting services through our wholly-owned subsidiary EE&G. We have entered into contracts in the past with third parties for the purpose of funding remediation work under the Florida Inland Protection Trust Fund (the "Program"), subject to payment of a markup or handling fee to such funders. While we no longer enter into these contracts, we have several contracts that are currently in effect which were made pursuant to the Program. In the event that the State of Florida was to determine that certain costs are not reimbursable, these contracts generally provide that we are required to reimburse such funders for all costs not reimbursed by the State of Florida. We have reserved a sufficient amount of money to cover any reimbursement required under these contracts. Furthermore, the refusal of claims for reimbursable costs may affect our ability to obtain additional advances for reimbursable costs under the same or other projects. There can be no assurance that the State of Florida will reimburse all costs in the currently ending applications or that reimbursements will be timely made. There can be no assurance that changes to the Program by the Florida legislature or Governor will not have a material adverse effect on our business or that the Program will not be eliminated altogether.

We may incur unexpected liabilities if we acquire other companies in the environmental, engineering, consulting and testing services industry.

         If we acquire other companies in the environmental, engineering, consulting and testing services industry, we may not discover some of the liabilities or contingencies these companies have. These liabilities may result from a prior owner's non-compliance with applicable federal, state or local laws. For example, we may be liable after an acquisition of a company for the prior owner's failure to pay taxes or comply with environmental regulations. Environmental liabilities could arise regardless of whether we own or lease our properties. While we will try to minimize our potential exposure by conducting investigations during the acquisition process, we may not be able to identify all existing or potential liabilities. We also generally will require each seller of an acquired business to indemnify us against undisclosed liabilities. In most cases, this indemnification obligation will be supported by deferring payment of a portion of the purchase price or other appropriate security. However, this indemnification may not be adequate to fully offset any undisclosed liabilities associated with the acquired business.

The loss of the services of our senior management may negatively affect our business.

         We believe that our success depends to a significant extent upon the continued services of Charles C. Evans, our Chairman and Chief Executive Officer and Timothy R. Gipe, a director of ECOS and President of EE&G and our other executive officers and senior management. Although we have entered into employment agreements with Dr. Evans and Mr. Gipe, their employment agreements terminate in June 2001. If we lose the services of one or more of these key officers before we are able to attract qualified replacement personnel, our business could be adversely affected.

If we are unable to attract, retain or manage skilled employees it could negatively affect our business.

         Our business involves the delivery of environmental, engineering consulting and testing services and is labor-intensive. The loss of a significant number of employees, our inability to hire a sufficient number of qualified employees or adequately develop and motivate the skilled employees we have hired could have a material adverse effect on our business. We compete with other firms and enterprises engaged in environmental, engineering consulting and testing services for employees with the skills required to perform our services. We cannot assure you that we will be able to attract and retain a sufficient number of highly skilled employees in the future or that we will continue to be successful in training, retaining and motivating employees.

Future issuances of our common stock may cause dilution.

         We may issue additional shares of common stock pursuant to option grants, earn-out arrangements and future acquisitions. As a result, purchasers of our common stock may experience dilution in the net tangible book value per share of the common stock. In addition, because our shareholders do not have any preemptive right to purchase additional shares in the future, their voting power will be diluted by any issuance of shares.

                                 Use of Proceeds

         We will not receive any proceeds from the sale of shares offered by the selling shareholder pursuant to this prospectus.

                               Selling Shareholder

         The following table sets forth as of March 31, 2001, certain information with respect to the beneficial ownership of our common stock by the selling shareholder. Of the 1,000,000 shares of common stock being offered, 1,000,000 shares were issued and outstanding as of the date of this prospectus. The information below is based on information provided by or on behalf of the selling shareholder. The selling shareholder may offer all, some or none of the common stock. In addition, the selling shareholder identified below may have sold, transferred or otherwise disposed of all or a portion of its common stock since the date on which it provided the information regarding its common stock.


                    Nature of                        Number of Shares                         Number of Shares
Selling             Relationship                     Owned Before the     Number of Shares    to be Owned After
Shareholder         with ECOS        Title of Class  Offering             to be Sold          the Offering
-----------         ---------        --------------  --------             ----------          ------------
M.P.P.P., Inc.      Shareholder (1)  Common Stock    1,000,000            1,000,000           0

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(1) M.P.P.P., Inc. received 1,000,000 shares of ECOS' common stock from Joseph P. O'Connell, Jr. and Walter Crumbley, Jr. d/b/a Safe Harbour Marina. Safe Harbour Marina transferred the 1,000,000 shares to M.P.P.P., Inc. for no consideration in March 2001.

                              Plan of Distribution

         The selling shareholder and its successor, which term includes its transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. The common stock may be sold by one or more of, or a combination of the following:

         o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o        in privately negotiated transactions.

         In connection with the sale of the common stock, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling shareholder from the sale of the common stock offered by them hereby will be the purchase price of such common stock less discounts and commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

         Our common stock is listed on the Over the Counter Bulletin Board of the National Association of Securities Dealers Automated Quotation System.

         In order to comply with the securities laws of some states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers, In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

         The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of common stock, may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling shareholder is an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholder has acknowledged that it understands its obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M, and has agreed that it will not engage in any transaction in violation of such provision.

         In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

                   Description of Securities to be Registered

         Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.012 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. Of the preferred stock authorized, 1,200,000 shares have been designated as Series A convertible preferred stock and 1,000,000 shares have been designated as Series B convertible preferred stock. As of March 31, 2001, 31,271,860 shares of common stock were outstanding and 0 shares of preferred stock were outstanding.

Common Stock

         Each holder of common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes. Accordingly, holders of a majority of the issued and outstanding shares of common stock will have the right to elect all of our directors and otherwise control the affairs of our company.

         Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by the Board of Directors. Dividends are payable only out of funds legally available for the payment of dividends. The Board of Directors is not required to declare dividends, and it currently expects to reinvest earnings, if any, into our growth and expansion. The payment of cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon our earnings, financial requirements and such other factors as our Board of Directors may deem relevant. Payment of dividends on common stock is subject to prior payment of accrued and unpaid dividends on outstanding shares of preferred stock. In the event of our liquidation, holders of our common stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock. Holders of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

                         Transfer Agent and Registration

                            Corporate Stock Transfer
                    3200 Cherry Creek Drive South, Suite 430
                             Denver, Colorado 80209
                               Tel (303) 282-4800
                               Fax (303) 282-5800

                                  Legal Matters

         Certain legal matters relating to the offering will be passed upon for us by Akerman, Senterfitt & Eidson, P.A., Miami, Florida.

                                    Experts

         Morrison, Brown, Argiz & Company, independent certified public accounts have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Morrison, Brown, Argiz & Company's report, given on their authority as experts in accounting.